SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                                   to
Commission file number 0-5519 (Associated Banc-Corp)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
June 29, 2009

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007

Assets:

Investments:

Common/collective trust funds	$120,606,254	$197,283,658

Associated Banc-Corp common stock fund	81,409,896	109,067,677

Mutual funds	111,120,133	110,826,411

Money market fund	496,818	420,008

Fixed income securities	—	123,787

Cash surrender value of life insurance	160,989	165,410

Loans to participants	1,364,875	1,075,200

Total Investments	315,158,965	418,962,151
Receivables:
Accrued interest, dividends and capital gains distributions receivable	655	3,434,588
Due from broker for securities sold	71,939	1,650,912

Participant contribution receivable	88	560

Transfer in from State Financial	1,660	0

Employer contribution receivable	7,152,482	5,426,344

Total assets	322,385,789	429,474,555

Liabilities:
Administrative expenses payable	154,071	226,191
Due to broker for securities purchased	48,642	112,600

Total liabilities	202,713	338,791

Net assets available for plan benefits	$322,183,076	$429,135,764

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions:
Investment income/(loss):
Net appreciation/(depreciation) of investments	$(111,326,788)	$(12,614,503)
Interest and dividends	6,591,091	7,414,994

Total investment income/(loss)	(104,735,697)	(5,199,509)

Participant contributions	15,157,990	14,427,808
Employer contributions	7,152,482	5,434,200
Rollover contributions	4,792,421	3,056,051
Transfer of net assets from merged plans	13,863,917	0

Total additions	(63,768,887)	17,718,550
Deductions:
Distributions to participants	42,055,781	49,122,962
Corrective participant distributions	347,964	60,198
Insurance premiums	13,830	19,198
Administrative expenses	766,226	981,490

Total deductions	43,183,801	50,183,848

Net decrease in net assets available for plan benefits	(106,952,688)	(32,465,248)
Net assets available for plan benefits:
Beginning of year	429,135,764	461,601,012

End of year	$322,183,076	$429,135,764

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, (the Plan) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

Contributions

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($15,500 for 2008 and 2007) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,000 for 2008 and 2007) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Company matching contribution. For 2008 and 2007 the discretionary match was equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for plan participants who met the service requirements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Vesting

Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Company contributions under the profit sharing provisions of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution, the Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing balances will continue to vest according to this schedule.

Years of Service	Vested Percentage

Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were $246,954 and $690,682 in 2008 and 2007 respectively. All forfeitures are used to reduce employer contributions in the next calendar year.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Associated Trust Company, N.A. Emerging Growth Fund, Associated Trust Company, N.A. Common Stock Fund, Associated Trust Company, N.A. Equity Income Fund, Associated Trust Company, N.A. Foreign Equity Fund, Associated Trust Company, N.A. Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Lifestage Fund, Associated Trust Company, N.A. Intermediate Term Bond Fund, Associated Trust Company, N.A. Conservative Balanced Lifestage Fund, Associated Trust Company, N.A. Money Market Account, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Institutional Fund, Growth Fund of America, Janus Small Cap Value Fund, Vanguard Institutional Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Associated Trust Company, N.A. Emerging Growth Fund — The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing, companies.

Associated Trust Company, N.A. Common Stock Fund — The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Associated Trust Company, N.A. Equity Income Fund — The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Foreign Equity Fund — The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

Associated Trust Company, N.A. Balanced Lifestage Fund — The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund — The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund — The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund — The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Associated Trust Company, N.A. Conservative Balanced Lifestage Fund — The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Money Market Account — The investment alternative is designed to provide safety of principal through use of a money market account.

Associated Banc-Corp Common Stock Fund — The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund — The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund — The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund — The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Growth Fund of America — The fund is designed to achieve long-term capital growth. The fund invests primarily in common stocks.

Janus Small Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Vanguard Institutional Index Fund — The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Weitz Value Fund — The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Participant Loans

A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, (c) extensive medical expenses in the participant’s immediate family, or (d) severe financial hardship. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. A participant may not request a loan for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires the impact of a tax position to be recognized in the financial statements if that position is more-likely-than-not of being sustained upon examination, based on the technical merits of the position. A tax position meeting the more-likely-than-not threshold is then to be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan adopted the provisions of FIN 48 effective January 1, 2007, resulting in no cumulative effect adjustment as of the date of adoption and determined that the adoption did not have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” The Plan adopted the provisions of SFAS 157 on January 1, 2008. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscals years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The significant accounting policies of the Plan are as follows:

Investments and Income Recognition

Investment securities are valued at quoted market prices. However, securities for which no quoted market prices are available are valued at estimated fair value. The investments in units of the common/collective trust funds are valued at the amount at which units in the funds can be withdrawn, which approximates fair value. The money market account is stated at cost, which approximates fair value. Participant loans are recorded at amortized cost. Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year end cash surrender values, which approximates fair value.

Plan assets are held by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2008	2007

Associated Banc-Corp Common Stock Fund	$81,409,896	$109,067,677
Associated Trust Company, N.A. Growth Lifestage Fund	29,805,283	50,879,120
Associated Trust Company, N.A. Balanced Lifestage Fund	38,391,523	48,058,842
Associated Trust Company, N.A. Money Market Account	40,230,364	35,578,080
Associated Trust Company, N.A. Intermediate Term Bond Fund	22,641,042	—
Dodge & Cox Stock Fund	16,938,544	31,036,398

During 2008 and 2007, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, depreciated in value by $111,326,788 and $12,614,503 respectively, as follows:

	2008	2007

Associated Banc-Corp Common Stock Fund	$(23,298,036)	$(32,692,776)
Common/Collective Trust Funds	(41,641,790)	15,971,586
Mutual Funds	(46,387,925)	4,105,920
Fixed Income Securities	963	817

Total	$(111,326,788)	$(12,614,503)
(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2008 and 2007 included 3,829,022 shares and 3,983,674 shares, respectively, of common stock of the Company with fair values of $80,141,431 and $107,917,729, respectively. Dividend income from Company stock totaled $4,946,509 and $5,238,415 in 2008 and 2007, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2008 and 2007 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $1,268,465 and $1,149,948, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid from the Plan to Associated Trust Company, N.A. totaled $766,226 and $961,485 in 2008 and 2007, respectively.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a Money Market Account. As of December 31, 2008 and 2007, $120,606,254 and $197,283,658, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2008 and 2007, $496,818 and $420,008, respectively, were invested in an Associated Trust Company, N.A. Money Market Account.

(5)	Benefits Payable

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$322,183,076	$429,135,764
Amounts allocated to benefit claims payable	(1,397,655)	(3,753,222)

Net Assets available for plan benefits per the Form 5500	$320,785,421	$425,382,542

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$42,055,781	$49,122,962
Add: Amounts allocated to benefit claims payable at December 31, 2008 and 2007, respectively	1,397,655	3,753,222
Less: Amounts allocated to benefit claims payable at December 31, 2007 and 2006, respectively	(3,753,222)	(1,475,857)

Benefits paid to participants per Form 5500	$39,700,214	$51,400,327

(6)	Income Taxes

The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(7)	Fair Value Measurements

SFAS 157 emphasizes that fair value is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 — quoted prices (unadjusted) in active markets for identical investments

Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — significant unobservable inputs (including the entity’s own assumptions in determining the fair value of investments).

The following table summarizes the Plan’s investments at December 31, 2008, based on the inputs used to value them:

	Fair Value	Level 1	Level 2	Level 3
Investments:
ABC common stock fund	$81,409,896	81,409,896
Cash equivalents	496,818	496,818
Collective fund	120,606,254		120,606,254
CSV of life insurance	160,989			160,989
Mutual funds	111,120,133	111,120,133
Participant loans*	1,364,875			1,364,875
Total	315,158,965	193,026,847	120,606,254	1,525,864

*	Participant loans are recorded at amortized cost.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

		CSV of life
	Participant loans	insurance
Beginning Balance on January 1, 2008:	$1,075,200	$165,410
Realized and unrealized losses:	0	(79)
Purchases, sales, issuances and settlements, net:	289,675	(4,342)

Ending Balance on December 31, 2008:	$1,364,875	$160,989

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral	Current
	Lessor, or similar party	par, or maturity value	Value

*	Associated Trust Company, N.A. Emerging Growth Fund	324,829 units	$5,673,916
*	Associated Trust Company, N.A. Common Stock Fund	46,810 units	5,859,177
*	Associated Trust Company, N.A. Equity Income Fund	43,581 units	2,725,867
*	Associated Trust Company, N.A. Foreign Equity Fund	120,311 units	5,984,090
*	Associated Trust Company, N.A. Balanced Lifestage Fund	2,889,402 units	38,391,523
*	Associated Trust Company, N.A. Growth Balanced Lifestage Fund	500,678 units	6,514,710
*	Associated Trust Company, N.A. Growth Lifestage Fund	2,505,232 units	29,805,283
*	Associated Trust Company, N.A. Intermediate Term Bond Fund	722,610 units	22,641,042
*	Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	239,192 units	3,010,646

	Total common/collective trust funds		$120,606,254

*	Associated Banc-Corp common stock fund	2,188,818 units	$81,409,896

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral	Current
	Lessor, or similar party	par, or maturity value	Value

*	Associated Trust Company, N.A. Money Market Account	33,793,866 units	$40,227,086
	Dodge & Cox Stock Fund	227,780 units	16,939,965
	EuroPacific Growth Fund	429,335 units	11,999,917
	Goldman Sachs Growth Opportunities Institutional Fund	625,826 units	8,160,777
	Growth Fund of America	412,996 units	8,441,647
	Janus Small Cap Value Fund	648,161 units	10,085,388
	Vanguard Institutional Index Fund	135,987 units	11,224,406
	Weitz Value Fund	216,789 units	4,040,947

	Total Mutual funds		$111,120,133

	Goldman Sachs Financial Square Prime Obligations Fund (Used in directed segregated accounts)		$496,818

	Loans to participants (160 participant loans with interest rates ranging from 4.00% to 10.25% and maturity dates ranging from January 1, 2009 to October 15, 2025)		$1,364,875

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Cash Surrender Value:
Penn Mutual Life Insurance Co.	$52,546
The Guardian Insurance and Annuity Co.	25,437
General American Life Ins. Co.	83,006

Total cash surrender value of life insurance	$160,989

Total Investments	$315,158,965

*	Denotes a party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
/s/ Katey S. Smith
Katey S. Smith, Director of Colleague Care and Benefits

Dated: June 29, 2009

Exhibit Index

Exhibit
Number	Description

No 23	Consent of Independent Registered Public Accounting Firm